UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 6-K
                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           For the month of July, 2002
                                  Metalink Ltd.
                 (Translation of registrant's name into English)
                    Yakum Business Park, Yakum 60972, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]



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The following are included in this Report on Form 6-K:

1. Press  release dated July 25, 2002.


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. METALINK LTD.



Date:    July 31, 2002             By /s/Ofer Lavie

                                      Ofer Lavie
                                      Chief Financial Officer




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[Metalink logo]

Contacts:
Ofer Lavie
Chief Financial Officer
Metalink Ltd.
Tel:  972-9-960-5555
Fax: 972-9-960-5399

Carl Hymans
Investor Relations
G.S. Schwartz & Co. Inc.
Tel:   212-725-4500
Fax:  212-725-9188

                     METALINK REPORTS SECOND QUARTER RESULTS

YAKUM,    Israel    -   July   25,    2002-Metalink    Ltd.    (NASDAQ:    MTLK)
(http://www.metalinkdsl.com) today reported results for the second quarter ended June 30, 2002.

For the second quarter ended June 30, 2002, Metalink reported revenues increased 5% to $2,215,000 compared to $2,104,000 reported for the first quarter ended March 31, 2002 and 29% from the $1,723,000 reported for the fourth quarter ended December 31, 2001.

Metalink reported a loss of $3.4 million, or $0.18 per share for the second quarter of 2002 compared to a loss of $3.5 million, or $0.19 per share for the first quarter of 2002 and a loss of $4.1 million, or $0.22 per share for the fourth quarter of 2001.

The company's cash, cash equivalents, short and long term investment position at the end of the second quarter of 2002 was $82.1 million compared to $84.6 million at the end of the first quarter of 2002.

"We are encouraged to see that our revenues from the emerging HDSL2, HDSL4, SHDSL and VDSL markets nearly doubled for the second quarter compared to the first quarter despite the challenging general telecom market conditions. We expect that revenues from our new products will continue to increase as market conditions improve," said Tzvi Shukhman, Chairman and CEO of Metalink.

"During the quarter we increased our efforts to capitalize on the opportunity of the growing demand for broadband in Asia. Metalink's VDSL product offerings are ideally suited to meet the demand for bandwidth in excess of 10Mbps that is required in China, Japan, and Korea where fiber infrastructure allows such solutions to be developed with relatively low investment expenditures.

"Our strong balance sheet, coupled with our continued operational performance, P&L improvements and progress in the emerging HDSL2, HDSL4, SHDSL and VDSL marketplaces, establish a strong foundation for Metalink to generate increasing growth, and benefit from the long term potential of our chipsets' mass deployment," concluded Shukhman.

About Metalink Ltd.:

Metalink, a fabless semiconductor company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment makers. Metalink's broadband silicon solutions enable cost effective, very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks.

The Company's top-level algorithmic designers, along with its leadership in standards bodies worldwide, are establishing Metalink as a leader in the field of broadband access.

Metalink continues to implement its strategic growth plan of focusing on high growth video deployment and voice over Digital Subscriber Line (DSL) applications and capitalizing on its industry leading SHDSL and VDSL technologies. Metalink's headquarters are located at Yakum Business Park, Yakum, 60972 Israel, Tel: 972-9-9605555, Fax: 972-9-9605544. Metalink's U.S. Subsidiary
is located at 105 Lake  Forest Way,  Folsom,  CA 95630 Tel:  916/355-1580,  Fax:
916/355-1585.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the growth rate or decline of the markets into which the company sells its products; market acceptance of and demand for the products of the company and those of the company's customers; unanticipated delays or problems in the introduction of the company's products, both current and new; the company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the company and the company's competitors; availability and cost of manufacturing sources for the company's products; supply constraints for components incorporated into the company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues, expenses and or earnings; the volume of orders that are received and can be filled in a quarter; the rescheduling or cancellation of orders by customers; costs associated with protecting the company's intellectual property; costs associated with research and development; changes in grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel; changes in taxes; changes in product mix; changes in product costs and pricing; and the possible impact of currency and interest rate of fluctuations. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report on Form 20-F.
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                                 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2002 AND 2001 (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)

                                   Three months ended          Six months ended
                                        June 30                    June 30,
                                     2002       2001            2002      2001

Revenues                          $ 2,215      $ 3,008        $ 4,319   $11,116

Cost of revenues:
Costs and expenses                  1,312        1,201          2,514     4,410
Royalties to the Government
   of Israel                           62           88            101       301
Total cost of revenues              1,374        1,289          2,615     4,711

Gross profit                          841        1,719          1,704     6,405

Operating expenses:
Gross research and development      3,593        4,390          7,316     8,946
   Less - Royalty bearing grants      824        1,107          1,478     2,052
 Research and development, net      2,769        3,283          5,838     6,894

Sales and marketing                 1,182        1,702          2,178     3,011
General and administrative            696          881          1,410     1,658
Non-cash compensation                 200          192            400       325
Total operating expenses            4,847        6,058          9,826    11,888

Operating loss                     (4,006)      (4,339)        (8,122)   (5,483)

Financial income, net                 625        1,212          1,212     2,903

Net (loss)  income               $ (3,381)    $ (3,127)      $ (6,910) $ (2,580)

Earning (loss) per share:
Basic                             $ (0.18)     $ (0.17)       $ (0.38) $  (0.14)
Diluted                           $ (0.18)     $ (0.17)       $ (0.38) $  (0.14)

Shares used in computing earnings
 (loss) per ordinary share:

Basic                          18,377,566   18,135,390     18,343,027 18,301,815
Diluted                        18,377,566   18,135,390     18,343,027 18,301,815

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                                 METALINK LTD.

                          CONSOLIDATED BALANCE SHEETS
                    (U.S. DOLLARS IN THOUSANDS) (UNAUDITED)

                                                      JUNE 30,
                                               2002                2001
ASSETS
Current assets
Cash and cash equivalents                  $  9,388            $  5,636
Short-term investments                       60,139              76,323
Trade accounts receivable                     2,471               5,624
Other receivables                             2,349               4,242
Prepaid expenses                              1,588               1,030
Inventories                                   2,841               2,950
   Total current assets                      78,776              95,805

Long-term investments                        12,525               9,874

Severance pay fund                              985                 722

Property and equipment
Cost                                         12,323               9,917
Less - Accumulated depreciation
and amortization                              5,660               3,449
                                              6,663               6,468
Total                                      $ 98,949           $ 112,869

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade accounts payable                        1,303               1,817
Other payables and accrued expenses           3,633               3,241
   Total current liabilitie                   4,936               5,058

Accrued severance pay                         1,644               1,382

Shareholders' equity
Ordinary shares of NIS 0.1 par value
 (Authorized -50,000,000 shares,
 issued and outstanding - 19,330,469
and 19,078,716 shares as of
June 30, 2002 and 2001, respectively)           583                578
Additional paid-in capital                  127,379            126,700
Deferred stock compensation                  (1,250)            (1,918)
Unrealized gain on marketable securities         29                  -
Accumulated deficit                         (24,487)            (9,046)
                                            102,254            116,314

Treasury stock, at cost: 898,500 as of
June 30, 2002 and 2001                       (9,885)            (9,885)
   Total shareholders' equity                92,369            106,429
                                           $ 98,949          $ 112,869